Michael J. Foster Senior Vice President, General Counsel and Secretary July 29, 2013	(203) 705-3717 Michael.Foster@Tronox.com

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	Tronox Limited
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-35758

Dear Ms. Long,

This letter is being furnished by Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2013 to Michael J. Foster, Senior Vice President, General Counsel & Secretary of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) that was filed with the Commission on February 28, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

Reporting of Ore Reserves and Mineral Resources, page 37

1. We note your disclosure indicating that your reserve estimates have allowed for various modifying factors. Additionally, we note your disclosure indicating that your reserves are in-place reserves. Please revise to clarify if your reserves are reported as in-place reserves or, if these estimates have been reduced by your recovery factors and disclosed as recoverable reserves. Based on your response, as necessary disclose the recovery factors such that investors may determine the amount of recoverable materials present in the materials you have designated as reserves.

One Stamford Plaza 263 Tresser Boulevard, Suite 1100, Stamford, CT 06901

Response: With respect to the Staff’s comment, under the section “Reporting of Ore Reserves and Mineral Resources” on page 37, the Company states: “The reserve estimates have allowed for various modifying factors, such as mining dilution, mining and metallurgical recoveries, and legal and environmental permitting.” The term “modifying factors” is very similarly defined in the Australasian JORC code and the South African SAMREC code, where it refers to the various criteria considered in conversion of mineral resources to ore reserves. Comparable criteria are implied for determination of what portions of a deposit “could be economically and legally extracted” under section (a)(1) of Guide 7 (“Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations”).

The Company’s reserve estimates reflect in situ (in-place) ore and are inclusive of dilution—marginally-mineralized material that is mined and processed in order to fully exploit the heavy mineral ore. The Company’s reserve estimates do not reflect metallurgical recovery factors.

The Company will include this disclosure in future filings.

2. Please disclose the composition or grade of each of the metals comprising your heavy metals.

Response: The ore reserves reported by the Company relate to heavy mineral sand, or minsand, deposits containing commercial quantities of titanium-bearing minerals and zircon with relatively high densities that favor their geologic concentration. “Heavy minerals” used in this sense are high-density minerals, and not related to “heavy metals.” Heavy mineral sand deposits are a distinct class of placer deposits that commonly include titanium minerals and zircon, a zircono-silicate mineral. Descriptions of the titanium minerals (ilmenite, rutile and leucoxene), upgraded intermediate products from ilmenite (titanium slag and synthetic rutile), and TiO2 pigment, as well as co-products zircon and “pig iron” (produced from smelting of ilmenite for titanium slag) are provided in pages 2-3 of the Form 10-K.

While the content of titanium, iron and other trace metals in the titanium minerals may influence their value, ore grades are expressed not as % Ti, % Fe, etc. but as weight percentages of heavy minerals: % THM (Total Heavy Minerals), % VHM (Valuable Heavy Minerals), and percentages of the individual economic heavy minerals contained in the deposit. In our reserve estimates, the valuable heavy minerals for each deposit include ilmenite, rutile, zircon and, if present, leucoxene. Other heavy minerals of commercial value, such as staurolite or monazite, may be sold as by-products, but our ore reserve determinations are based exclusively on the content of titanium minerals and zircon and economic modeling. The table on page 39 of Form 10-K indicates ore tonnes, %THM, THM tonnes, and VHM tonnes contained in each of the six heavy mineral sand deposits for which Tronox reported reserves as of December 31, 2012.

The Company will include this disclosure in future filings.

3. Please clarify the column in your reserves table titled “Total HM 2012-2011.”

Response: With respect to the Staff’s comments, the column “Total HM 2012-2011” was to disclose the change in heavy mineral reserves from 2011 to 2012. The column was subject to typographical and formatting errors. These errors did not impact the disclosure of the proven and probable reserves by mine. The information in the column, although only not accurate for the South Africa mines, is redundant as the change in heavy mineral reserves from 2011 to 2012 is derivable from the table disclosed on page 40.

The Company will revise this disclosure in future filings.

4. Please disclose the material information associated with the determination of your mineral reserves including the economic cut-off grade and pricing used in the determination of your mineral reserves.

One Stamford Plaza 263 Tresser Boulevard, Suite 1100, Stamford, CT 06901

Response: With respect to the Staff’s comment, the Company’s ore reserves are determined through detailed 3-D modeling of geological domains and “block” modeling of the value, less operating cost assumptions for each ore deposit. No specific %THM or %VHM cut-off grades are applied to reserve estimates. The models integrate host sand characteristics that affect mineability (cementation, slimes, etc.), individual valuable heavy mineral contents, waste ore ratios, recovery assumptions applied to individual valuable heavy minerals through multiple physical separation processes, and other factors affecting the estimated recoverable mineral products, as well as economic variables that include unit costs for excavation (dredge mining or conventional “dry” mining) inclusive of labor, power, etc.

The determination of ore reserves is a function of the projected revenues (or value) from mineral concentrates and upgraded mineral products net of operating costs and other liabilities (e.g. rehabilitation) and can be extremely complex and dynamic. Mineral concentrate revenues and foreign exchange rates are typically the two largest factors that influence economics, and most titanium and zircon mineral concentrates are sold under private contracts. The lack of transparency in market pricing and market dynamics that result in wide swings in prices create a greater degree of uncertainty in the heavy mineral sand industry than most metal miners (e.g. copper or gold) experience.

The majority of titanium minerals produced by Tronox are internally consumed. Mine planning requires frequent input from a variety of disciplines, and a team-based approach is essential to effective resource management. The Company provides detailed descriptions of the economic variables that affect reserve classifications in the Tronox 10-K and other public reports, such as Form 424B3 filed on May 08, 2012.

The Company will provide enhanced disclosure, aligned with the above response, in future filings.

5. Please disclose the estimated mine life for each of your mining operations.

Response: In Australia, the Company operates Cooljarloo mine and has two future mines at Jurien and Dongara and in South Africa it operates Hillendale, which will soon be succeeded by Fairbreeze on the east coast as well as Namakwa Sands on the west coast. The estimated remaining useful life of each mine as of December 31, 2012 is as follows:

•	Cooljarloo - 11 years
•	Jurien - 5 years
•	Dongara - 20 years
•	Fairbreeze -10 years
•	Hillendale - less than 1 year
•	Namakwa Sands - 31 years

The Company will include this disclosure in future filings.

6. For each of your mines, concentrators, mineral processing facilities, and smelters please disclose the annual production of each product produced and the average price received pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K.

Our mining production is measured through our three major mine sites. Annual production is as follows:

One Stamford Plaza 263 Tresser Boulevard, Suite 1100, Stamford, CT 06901

	Illmenite	Zircon	Rutile/ Tiokwa Products	Pig Iron	Scrap Iron	Slag Tapped	Chloride Slag	Sulfate Slag	Synthetic Rutile	Leucoxene	Other
	(In thousand tonnes) (In thousand tons)
KZN Sands	299	13	10	105	13	195	161	29	-	-	-
Namakwa Sands	424	94	27	122	-	198	160	31	-	-	-
Australia Operations	318	52	30	-	-	-	-	-	221	17	45

Total	1,041	159	67	227	13	393	321	60	221	17	45

The Company will include this disclosure in future filings.

Very truly yours,

One Stamford Plaza 263 Tresser Boulevard, Suite 1100, Stamford, CT 06901